

Mail Stop 7010

September 22, 2008

via U.S. mail and facsimile

Michael W. Harlan, President and CEO
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042

>   **RE: U.S. Concrete, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 13, 2008**
>   **Schedule 14A Filed on April 22, 2008**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
>   **June 30, 2008**
>   **File No. 0-26025**

Dear Mr. Harlan:

        We have reviewed your response letter dated September 8, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and estimates, page 29

2. We note your response to comment 2 in our letter dated August 7, 2008 along with the draft disclosure you intend to include in future filings. Specifically, we note that you have seven reporting units with at least one reporting unit that no longer has goodwill as of December 31, 2007. We also note that you disclose two assumptions used in the Income Approach: (a) the discount rate used for all of your reporting units and (b) a range of the EBITDA margins used in the Income Approach for each of your reporting units.

    - For the discounted cash flow method, you should also disclose the revenue growth rates and terminal rate, at a minimum. For the comparable company method, you should disclose the sales and EBITDA multiples used. For the recent transactions method, you should disclose those multiples used.
    - It is unclear how disclosure of the range of ETIDA margins, for example, used for each of the reporting units provides investors with an idea of the risks associated with the estimates of fair value.
    - It appears that you intend to only include the assumptions used in the most recent goodwill impairment testing. It would appear providing investors with the assumptions used in the estimates of your reporting units' fair values for at least the two most recent fiscal years would provide investors with a better understanding as to the changes in the estimated fair values of the respective reporting units.

    As such, please disclose all of the material assumptions used in each of the three methodologies you utilize to estimate the fair value of each of your reporting units for at least the two most recent fiscal years. Please consider providing such information in a tabular format for an investor to easily compare reporting units and the two fiscal years. Refer to Section 501.12.a. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

3. Further, we note your statement, "We have not included a quantitative sensitivity analysis because we believe that, due to the multitude of different assumptions and number of reporting units inherent in the valuation approaches, the performance of a quantitative sensitivity analysis would not be practicable." It is unclear how you arrived at such a determination. While you do utilize two approaches and three methodologies to estimate the fair value of your reporting units, it would appear as though you would be able to provide a sensitivity analysis of a 10% positive change and 10% negative change in the assumptions used to estimate fair value under each methodology and then weight each of these changes, both positive and negative, to the end fair value for your six reporting units with goodwill as of December 31, 2007. In this regard, Section 501.14 of the Financial Reporting Codification states, "…the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." As such, please note that the sensitivity of the material assumptions used to estimate the fair value of your reporting units may need to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. Please provide us with the disclosures you intend to include in future filings.

4. We note the disclosures you intend to include in future filings in response to comment 4 in our letter dated August 7, 2008. It is unclear how the revised draft disclosures adequately address the concerns raised in our previous comment. As previously noted, the impairment charge had a material impact to your stockholders' equity balance as of December 31, 2007 by 39.9% and caused you to recognize a loss from operations, as noted in your response to comment 3. Therefore, please provide robust disclosures in future filings that clearly explain the specific facts and circumstances for each of the three reporting units for which a goodwill impairment charge has been recognized in fiscal years ended 2007 and 2006, respectively. At a minimum, such disclosure should address each of the following areas, as appropriate:
    *   When the deterioration of the reporting units developed. Is the deterioration in reporting units specific to the fourth quarter of fiscal year 2007 and 2006, respectively, or has the deterioration been developing over time?

- The specific events that developed and the specific changes in market conditions that you identified that are expected to occur going forward that would significantly change your projected operating results for each of the reporting units. Please ensure your disclosures for each of these reporting units explains how these events and conditions impacted the reporting unit in the long-term.
- The impact the specific events and changes in market conditions had on the assumptions used to estimate the fair value of the respective operating units. A detailed discussion for the changes in the assumptions for each of the three methods used between testing periods.
- A discussion of management's thoughts on each of the reporting unit's future operating results subsequent to the impairment charge, including a discussion of management's future plans for the reporting units.

Please provide investors with any other material information to further explain why an impairment charge was recognized, the timing of the impairment charge and the future prospects of the corresponding reporting unit. Refer to Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification and SAB Topic 5:P.4 for guidance. Please provide us with the disclosures you intend to include in future filings.

5. We note your response to comment 3 in our letter dated August 7, 2008. Please disclose in future filings the specific facts you considered when determining that it is more likely than not that your deferred tax assets are realizable. Specifically, refer to the second paragraph of your response. Further, if you are primarily relying on the reversal of your deferred tax liabilities in your assessment of your deferred tax assets, please disclose in future filings that the deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets. If you are also relying on taxable income in your assessment, please disclose the amount of future taxable income you need to generate and are relying upon in your assessment.

Results of Operations, page 32

6. We note your response to comment 17 in our letter dated August 7, 2008. Please confirm to us that none of the costs involved in these cost reduction initiatives fall within the scope of Paragraph 2 of SFAS 146. In addition, please note that if such costs reduction initiatives are materially impacting your consolidated financial statements either in terms of expenses recognized or a material change in the relationship between costs and revenues in the future, you should provide a qualitative and quantitative analysis of these initiatives. Refer to Item 303(A)(3)(i) and Item 303(A)(3)(ii) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 35

7. We note your response to comment 5 in our letter dated August 7, 2008. In future filings, please provide an explanation, similar to your supplemental response, for any significant changes to your allowance for doubtful accounts.

4. Business Combinations, page 54

8. We note your response to comment 10 in our letter dated August 7, 2008. Specifically, it appears that you did not recognize an intangible asset for Alberta Investment, Inc. and Alliance Haulers, Inc.'s customer relationships as you already had relationships with many of these customers. It is unclear how this conclusion complies with the guidance in SFAS 141. In this regard, it would appear that you have either acquired (a) the ability to sell new products to your existing customers or (b) you have gained additional market share at the overlapping customers. In addition, when estimating the fair value of either situation, the assumptions used in the fair value model should be based on marketplace participant assumptions rather than assumptions based on your specific business model.

    We further note your statement that subsequent to the acquisition, "…the customers can (and many did) move some or all of their business to competitors at their choosing." As you have noted, many of the customers overlapped. Please clarify whether you lost market share after your acquisition of Alberta Investment, Inc. and Alliance Haulers, Inc. or whether you are referring to the few customers that did not overlap with your pre-existing customers? Either way, it would appear that the decision by these customers to move their business to a competitor may be a subsequent event and would be a consideration as to whether any corresponding intangible asset is impaired.

    Please provide us with a detailed explanation as to how you determined you did not acquire any material customer relationships from your acquisition of Alberta Investment, Inc. and Alliance Haulers, Inc. Refer to SFAS 141 and EITF 02-17 for guidance. As part of this discussion with a view toward future disclosure, please provide a detailed explanation as to the business purpose for the acquisition and why you decided to acquire Alberta Investment, Inc. and Alliance Haulers, Inc. for a purchase price that resulted in a significant amount of goodwill with no material intangible assets acquired. Refer to paragraph 51.b. of SFAS 141.

5. Stock-Based Compensation , page 56

9. We note your response to comment 12 in our letter dated August 7, 2008. Please further clarify your accounting for the compensation expense for the stock options granted to employees and nonemployee directors. On page 56, you state, "The expense is recognized over the employee's requisite service period, generally the vesting period of the award. You further note that you recognized compensation expense for stock options of $185,000 in fiscal year 2007 and $198,000 in fiscal year 2006. You further state in your disclosure that the weighted average grant date fair value of the stock options vested during fiscal year 2007 and fiscal year 2006 is $0.6 million and $1.9 million, respectively. As such, please reconcile the difference between the compensation expenses recognized during the periods presented with the grant date fair value of the stock options that vested during the corresponding period, as disclosed. Further, please revise your disclosures in future filings to clarify the terms of your stock options granted to the members of the Board of Directors, as these appear to be the primary/only stock options granted during the periods presented.

14. Commitments and Contingencies, page 64

10. We note your response to and draft disclosure provided for comment 15 in our letter dated August 7, 2008. As previously requested, please address the need to provide specific disclosure regarding the nature of your ongoing or threatened litigation. Refer to paragraph 9 of SFAS 5 and Question 2 to SAB Topic 5:Y for product-related claims for guidance.

11. As previously requested, please revise your environmental claims disclosure in future filings to clarify whether you believe there is a reasonable possibility that your loss contingency could materially exceed your accrual, or whether the possibility is remote. In this regard, we note your disclosure in your December 31, 2007 Form 10-K and in your draft disclosure provided in response to comment 15 in our letter dated August 7, 2008 states, "Based on experience and the information currently available, our management believes that these claims should not have a material impact on our consolidated financial condition, results of operations or liquidity." [Emphasis added.] Refer to paragraph 10 of SFAS 5 and Question 2 of SAB Topic 5:Y for guidance.

17. Financial Statements of Subsidiary Guarantors, page 66

12. We note your response to comment 16 in our letter dated August 7, 2008. Specifically, you note that during the second quarter of fiscal year 2007 you now have a 60%-owned subsidiary that is not a guarantor to your registered senior subordinated notes and is not minor. Therefore, for fiscal year 2007 you no longer

meet the exception in note 1 to paragraph (f) of Rule 3-10 of Regulation S-X. As such, Rule 3-10(f)(4) of Regulation S-X requires you to present condensed consolidating financial information that includes separate columns for the parent company and the subsidiary guarantors on a combined basis regardless as to whether the parent company has independent assets or operations. Please revise your presentation in future filings to comply with the disclosure requirements of Rule 3-10(f)(4) of Regulation S-X, assuming you continue to meet such conditions.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

11. Commitments and Contingencies, page 10

13. We note your disclosure that you may receive future funding deficiency demands from this multi-employer pension plan you are currently required to fund $1.3 million for the funding deficiencies or other multi-employer pension plans. In future filings, please revise your disclosure to state the amount or range of reasonably possible loss in excess of accrual or state that you are unable to estimate such amount along with an explanation as to why. Refer to paragraph 10 of SFAS 5 for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief